EQUAL ENERGY CLOSES SALE OF ROYALTY ASSETS;
TO START HUNTON DRILLING PROGRAM IN EARLY JANUARY

Calgary, Alberta – (December 13, 2012) Equal Energy Ltd. (TSX: EQU): (NYSE: EQU) is pleased to confirm that the sale of its royalty and fee title lands in Western Canada to Keystone Royalty Corp. has closed as scheduled today.  Cash proceeds are $12.13 million.  Equal has also agreed to assign residual Canadian resource income tax pools to Keystone as part of the royalty sale transaction.

The royalty sale is the final transaction in a series of asset sales concluded as part of Equal’s recently completed strategic review process.

Hunton Drilling:
Equal is also pleased to announce that it has secured a drilling rig ideally suited for drilling in the Hunton play in Oklahoma.  Drilling is expected to commence in early January.

The company has contracted the same rig in the past and has experienced excellent performance from the equipment and crew.  “Our technical team in Oklahoma has a well thought-out drilling program aimed at maximizing production and reserves within our 2013 capital budget”, Don Klapko, Equal’s President and CEO, said.  “Our goal is to optimize both capital and operating costs and we are excited to get the program under way”.

Overhead Reduction, Management Changes and Board Composition:
Management is also acting decisively to reduce overhead in the Canadian office as Equal’s focus shifts to its operations in Oklahoma.  A small staff will remain in Calgary to ensure that all year-end reserve and financial reporting requirements are met on a timely basis.

Equal expects to save over $7.5 million dollars in overhead and interest costs in 2013 compared with 2012 as a result of the focus in Oklahoma, and the substantial reduction in debt brought about by the asset sales.

Dan McKinnon, Senior Vice-President, Engineering, will leave the company, effective December 31.  “Dan joined us earlier this year, quickly came up to speed and has made a valuable contribution to Equal during his time here. Don Klapko said.  He put a major effort into the strategic review process and was a key part of its success”.

Equal has begun a search to fill various senior positions in Oklahoma, notably in the exploration, engineering and finance functions. Both internal and external candidates will be considered.  Separately, the board of directors is actively reviewing its composition to take account of the fact that the company’s asset base is now entirely in Oklahoma.

Dell Chapman                                                                                                Don Klapko
SVP Finance & CFO                                                                                       President and Chief Executive Officer
(403) 538-3580 or (877) 263-0262                                                            (403) 536-8373 or (877) 263-0262

Bernard Simon
Vice-President – Kingsdale Communications Inc.
(416) 867 2304

info@equalenergy.ca
www.equalenergy.ca

About Equal Energy Ltd.

Equal is an exploration and production oil and gas company based in Calgary, Alberta, Canada with its United States operations office located in Oklahoma City, Oklahoma. Equal’s shares and convertible debentures are listed on the Toronto Stock Exchange under the symbols (EQU, EQU.DB.B) and Equal’s shares are listed on the New York Stock Exchange under the symbol (EQU). The portfolio of oil and gas properties is focused on producing properties located in Oklahoma.  Equal has compiled a multi-year drilling inventory for its Hunton liquids rich natural gas property in Oklahoma.

Forward-Looking Statements

Certain information in this press release constitutes forward-looking statements under applicable securities law including the arrival of the drilling rig and the timing of commencement of drilling, G&A and interest savings projections and success in filling executive and board positions.  Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may," "should," "anticipate," "expects," "seeks" and similar expressions.

Forward-looking statements necessarily involve known and unknown risks, such as risks associated with oil and gas production; marketing and transportation; loss of markets; volatility of commodity prices; currency and interest rate fluctuations; imprecision of reserve estimates; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions or dispositions; inability to access sufficient capital from internal and external sources; changes in legislation, including but not limited to income tax, environmental laws and regulatory matters.  Readers are cautioned that the foregoing list of factors is not exhaustive.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Additional information on these and other factors that could affect Equal's operations or financial results are included in Equal's reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov), Equal's website (www.equalenergy.ca) or by contacting Equal. Furthermore, the forward looking statements contained in this news release are made as of the date of this news release, and Equal does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by securities law.